Exhibit 99.3

PRESS RELEASE

Hydrogenics Reports Third Quarter 2009 Results

Mississauga, Ontario. October 26, 2009 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported third quarter 2009 results. Results are reported in US dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Financial Highlights

•                  Revenues decreased to $3.6 million and $14.6 million for the three and nine months ended September 30, 2009 due to project timing and customer credit issues which has impacted revenue recognition.  Meanwhile, since July of this year, our electrolyzer production has been at the same record levels we saw in 2008.  Based on recent sales activity, the company anticipates a recovery to pre-recession levels over the coming quarters.

•                  Despite reduced revenues, cost management activities resulted in an increase in gross margin to 20.9% for the nine months ended September 30, 2009, a rise of 3.4 percentage points from the nine months ended September 30, 2008.

•                  Cash operating costs increased by $1.8 million as a result of transaction-related expenses with the Algonquin Power Income Fund.  This arrangement is anticipated to close imminently and generate proceeds of C$10.8 million, prior to transaction costs.

•                  Coming into the second half of 2009, selling and quotation activity has been active with renewable energy projects and industrial hydrogen.  Hydrogenics’ sales pipeline has been refilling, and the order backlog as of September 30, 2009 was $19.1 million.

“As the global economy stabilizes, our strategic growth initiatives remain on track — with increasing visibility and order flow for renewable energy projects, fuel cells, and industrial hydrogen applications alike, pointing to a recovery in our end markets,” said Daryl Wilson, President and Chief Executive Officer.  “The company is well positioned for top line growth and margin expansion, and we look forward to sequential gains in the quarters to come. With the imminent closing of our $10.8 million non-dilutive financing with the trustees of Algonquin Power Income Fund, our cash position is immediately bolstered allowing us to pursue other initiative to fund our operations. ,” added Wilson.

Results for the third quarter of 2009 compared to the third quarter of 2008

Revenues decreased $7.4 million, or 68%, reflecting lower revenues in our OnSite Generation and Power Systems business units due to timing of project execution, which we believe in the case of our OnSite Generation business unit are the result of prevailing conditions in credit markets and the current global economy.

Gross profit, expressed as a percentage of revenues, was 16.2% (13.5% in the third quarter of 2008), attributed to product mix and product cost reductions in our Power Systems business unit offset by decreased cost synergies and overhead absorption in our OnSite Generation business unit resulting from lower revenues.

Cash operating costs, a non-GAAP measure, defined as selling, general and administrative expenses, and research and product development expenses, net, less stock-based compensation expense, were $5.6 million, an 18% increase from $4.8 million in the third quarter of 2008.  Cash operating costs for the third quarter of 2009 include: (i) $1.8 million of transaction related expenses associated with our proposed transaction with the trustees of Algonquin Power Income Fund, which is anticipated to generate approximately C$10.8 million of gross proceeds; (ii) $0.3 million of deferred compensation costs indexed to our share price; and (iii) $0.2 million of costs attributable to our Test Systems business unit.

Net loss was $5.4 million for the third quarter of 2009, a 46% increase from $3.7 million in the third quarter of 2008.

Results for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008

Revenues, exclusive of our Test Systems business unit, decreased $13.4 million or 48%, primarily reflecting lower revenues in our OnSite Generation business unit.

Gross profit, expressed as a percentage of revenues, was 20.9% (17.5% in 2008) primarily reflecting improved gross profits in both our OnSite Generation and Power Systems business units.  The improvement in gross profit in our OnSite Generation business unit is the result of operational improvements, partially offset by decreased cost synergies and overhead absorption resulting from lower revenues.  The improvement in gross profit in our Power Systems business unit is the result of product mix and product cost reductions.

Cash operating costs were $17.2 million, consistent with the nine months ended September 30, 2008.  Cash operating costs for the nine months ended September 30, 2009 include: (i) $3.0 million of transaction related expenses associated with our proposed transaction with the trustees of Algonquin Power Income Fund; (ii) $0.7 million of deferred compensation costs indexed to our share price; (iii) $0.6 million of costs associated with business streamlining initiatives; and (iv) $0.4 million of costs attributable to our Test Systems business unit.

Net loss was $15.4 million for the nine months ended September 30, 2009, an increase of 26% from $12.4 million in 2008.

Liquidity

Cash and cash equivalents, restricted cash and short-term investments were $7.3 million as at September 30, 2009, a $4.6 million sequential quarterly decrease from the second quarter of 2009 reflecting: (i) a $5.1 million EBITDA loss; partially offset by (ii) a $0.5 million decrease in non-cash working capital.

Order backlog

Order backlog as at September 30, 2009 was $19.1 million, as follows (in $ millions):

	Jun. 30, 2009 Backlog	Orders Received	Orders Delivered	Sept. 30, 2009 Backlog

OnSite Generation	$10.3	$7.1	$2.6	$14.8
Power Systems	5.0	0.3	1.0	4.3
Total	$15.3	$7.4	$3.6	$19.1

In addition to the $14.6 million in revenue for the nine months ended September 30, 2009, we currently anticipate delivering and recognizing as revenue a minimum of one-third of our current backlog in the fourth quarter of 2009.

Conference Call Details

Hydrogenics will hold a conference at 10 a.m. ET on October 27, 2009 to review the third quarter 2009 results.   The conference call number is (866) 223-7781.  A live webcast of the call will also be available at www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling (416) 695-5800, conference ID # 8746412. The encore recording will be available two hours after the conference call has concluded.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release, in particular the discussion concerning Hydrogenics’ proposed transaction with the trustees of Algonquin Power Income Fund and the “Financial Highlights” section, contains words such as “anticipated”, “believe” and “estimates” and other similar language and are considered forward-looking statements and are statements concerning our objectives and strategies and management’s beliefs, plans, expectations and estimates and intentions about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding (including completion of the transaction with the trustees of Algonquin Power Income Fund) to continue operations, execute our business plan, or to grow our business ;  inability to address a sustained or broad economic recession, and its impact on our business, results of operations and financial condition; our limited operating history;  inability to implement our business strategy; fluctuations in our quarterly results;  failure to maintain our customer base that generates the majority of our revenues; currency fluctuations;  failure to maintain sufficient insurance coverage; changes in value of our identifiable intangible assets;  failure of a significant market to develop for our products;  failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations;  failure of uniform codes and standards for hydrogen-fuelled vehicles and related infrastructure to develop;  failure to compete with other developers and manufacturers of products in our industry;  failure to compete with developers and manufacturers of traditional and alternative technologies;  failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties;  inability to obtain sufficient materials and components for our products from suppliers;  failure to manage expansion of our operations;  failure to manage foreign sales and operations;  failure to recruit, train and retain key management personnel;  inability to integrate acquisitions;  failure to develop adequate manufacturing processes and capabilities;  failure to complete the development of commercially viable products;  failure to produce cost-competitive products; failure or delay in field testing of our products;  failure to produce products free of defects or errors;  inability to adapt to technological advances or new codes and standards;  failure to protect our intellectual property; our involvement in intellectual property litigation;  and exposure to product liability claims.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied in the forward-looking statements contained herein and as such, you are cautioned not to place undue reliance on these forward-looking statements. Many of these risks are beyond our control and current expectation and knowledge.  Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results and performance may vary significantly from what we currently foresee.  You should exercise caution when considering any statements herein containing forward-looking statements and to not place undue reliance on such statements and underlying assumptions.  Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed takeover bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin Power”). In connection with the proposed transaction, Hydrogenics has filed a registration statement on Form F-4, containing a takeover bid circular/prospectus, with the U.S. Securities and Exchange Commission (“SEC”). Each of Algonquin Power and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final takeover bid circular/prospectus will be mailed to Algonquin Power’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s website, www.sec.gov, or from the office of Hydrogenics’ Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600.

Company Contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation

(905) 361-3633

investors@hydrogenics.com

Investor Relations Contact:

Chris Witty

(646) 438-9385

cwitty@darrowir.com

Hydrogenics Corporation

Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	September 30 2009	December 31 2008

Assets

Current assets
Cash and cash equivalents	$5,778	$21,601
Restricted cash	1,308	1,130
Accounts receivable	4,767	3,974
Grants receivable	447	505
Inventories	11,687	10,101
Prepaid expenses	721	1,161
	24,708	38,472

Restricted cash	246	—
Property, plant and equipment	3,289	4,082
Goodwill	5,025	5,025
	$33,268	$47,579

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$17,022	$17,298
Unearned revenue	5,631	4,785
	22,653	22,083

Deferred research and development grants	—	13
	22,653	22,096

Shareholders’ Equity
Common shares	307,015	307,000
Contributed surplus	16,621	16,300
Deficit	(306,866)	(291,420)
Accumulated other comprehensive loss	(6,155)	(6,397)
Total deficit and accumulated other comprehensive loss	(313,021)	(297,817)
	10,615	25,483
	$33,268	$47,579

Hydrogenics Corporation

Interim Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Revenues	$3,558	$10,984	$14,634	$30,485

Cost of revenues	2,983	9,496	11,571	25,159
	575	1,488	3,063	5,326
Operating expenses
Selling, general and administrative	4,603	2,819	12,992	12,191
Research and product development	1,131	2,115	4,499	5,555
Amortization of property, plant and equipment	292	179	743	700
Amortization of intangible assets	—	63	—	188
	6,026	5,176	18,234	18,634
Loss from operations	(5,451)	(3,688)	(15,171)	(13,308)

Other income (expenses)
Provincial capital tax	—	—	(153)	170
Interest	2	158	85	772
Foreign currency gains (losses)	27	(77)	(190)	117
	29	81	(258)	1,059

Loss before income taxes	(5,422)	(3,607)	(15,429)	(12,249)
Current income tax (recovery)	17	121	17	120
Net loss for the period	$(5,439)	$(3,728)	$(15,466)	$(12,369)

Net loss per share
Basic and diluted	$(0.06)	$(0.04)	$(0.17)	$(0.13)

Weighted average number of common shares outstanding	92,465,177	92,378,737	92,426,197	91,971,529

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(5,439)	$(3,728)	$(15,446)	$(12,369)
Items not affecting cash
Amortization of property, plant and equipment	292	179	743	700
Amortization of intangible assets	—	63	—	188
Unrealized foreign exchange losses (gains)	(51)	(215)	272	101
Stock-based compensation expense	111	156	321	567
Net change in non-cash working capital	507	(3,228)	(1,218)	3,935
	(4,580)	(6,773)	(15,328)	(6,878)
Investing activities
Decrease in short-term investments	—	—	—	15,032
Decrease (increase) in restricted cash	(63)	631	(424)	(5,363)
Purchase of property, plant and equipment	(13)	(5)	(156)	(330)
	(76)	626	(580)	9,339

Financing activities
Repayment of long-term debt	—	—	—	(11)
Deferred research and development grants	—	155	70	(139)
Common shares issued, net of issuance costs	6	128	15	128
	6	283	85	(22)
Increase (decrease) in cash and cash equivalents during the period	(4,650)	(5,864)	(15,823)	2,439

Cash and cash equivalents — Beginning of period	10,428	23,763	21,601	15,460
Cash and cash equivalents — End of period	$5,778	$17,899	$5,778	$17,899

Supplemental disclosure
Interest paid	$5	$1	$9	$13
Income taxes (recovered)	18	30	12	(35)